# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: RTB Digital, Inc., CIK 0001419275
CUSIP: 39366L406
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 3131 CAMINO DEL RIO NORTH, SUITE 1400, SAN DIEGO, California (CA), 92108
Date of event which requires filing of this statement: 05/26/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002146263

## Reporting persons
- Dorsett Jason Christopher: type of reporting person: individual (IN); citizenship or place of organization: California (CA); member of a group; sole voting power 4,174,028; shared voting power 0; sole dispositive power 4,174,028; shared dispositive power 0; aggregate amount beneficially owned 4,174,028 (30.6% of the class)

## Item 1. Issuer
Name of issuer: RTB Digital, Inc.
Address of issuer's principal executive offices: 3131 CAMINO DEL RIO NORTH, SUITE 1400, SAN DIEGO, CALIFORNIA, 92108

## Item 2. Person Filing
Name of person filing: Jason Christopher Dorsett
Address of principal business office or, if none, residence: 200 Calle San Agustin San Juan Puerto Rico 00901
Citizenship: US

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 4174028
Percent of class: 30.64
Sole power to vote or to direct the vote: 4174028
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 4174028
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Dorsett Jason Christopher: Anibal Pablo Escanellas Juan, Financial Analyst (07/21/2026)